Exhibit 21.1

Subsidiaries of monday.com Ltd.

Name	State or Other Jurisdiction of Incorporation or Organization

monday.com Inc.	Delaware

monday.com Pty Ltd.	Australia

monday.com UK 2020 Ltd.	United Kingdom